April 23, 2010

Heng W. Chen
Chief Financial Officer
Cathay General Bancorp
777 North Broadway
Los Angeles, California 90012

Re: Cathay General Bancorp
    Form 10-K for December 31, 2009
    File Number 0-18630

Dear Mr. Chen:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis… , page 37

1. On page 10 and again on page 20 you disclose that you have had to implement a capital plan and make other operational changes. Revise this section to discuss management's view of the impact of these steps and subsidiary dividend restrictions upon your operations, lending and upon your ability to make required payments, including payments on your preferred shares held by the U.S. Treasury. Also, revise your management's discussion to disclose any material effects of your actions in response to your regulatory agreements. Please also revise your disclosure, and future filings, to indicate whether you are in compliance with the capital plan and to discuss any changes to the plan.

2. Revise your disclosure to discuss management's view of the impact of the requirements that you reduce your commercial real estate concentrations upon your balance sheet, income statement and the risks associated with your franchise, including any potential losses from divestitures.

3. Over the past year, Cathay General has reduced its use of FHLB advances. Please revise your disclosure, and disclose in future filings, to disclose the total collateralized borrowing capacity that Cathay General has with the FHLB San Francisco, or any other FHLB. Also, please include management's assessment as to whether Cathay General would be able to access this source of funding in the near term.

Risk Elements of the Loan Portfolio

Impaired Loans, page 66

1. We note your response to comment seven of our letter dated March 4, 2010 and the information you provided for your five largest impaired loans as of September 30, 2009. In particular, we note that for three of the loans you measured impairment based on the appraised value on a "bulk value" basis. Please provide us with the following additional information regarding this valuation approach:

    • Provide a detailed description of a "bulk value" valuation approach and describe how it differs from an "as is" valuation;
    • Tell us how often you use the "bulk value" valuation approach in your impairment measurements for collateral-dependent loans and OREO and clarify whether the use of this valuation approach is limited to specific loan categories (e.g., construction loans);

- For those collateral valuations determined based on a "bulk sale" basis, tell us whether the "as is" value was also included in the third party appraisals;
- If so, tell us whether there were material differences between the collateral values determined on a "bulk sale" versus "as is" basis and how you determined which valuation to use considering the highest and best use of the property; and
- Tell us how you considered the guidance in ASC 820-10-35 in determining the fair value of the underlying collateral for purposes of your impairment measurements.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Goodwill and Goodwill Impairment, page F-13

2. We note your response to comment eight of our letter dated March 4, 2010 and the enhanced disclosures included in your December 31, 2009 Form 10-K related to your goodwill impairment testing. As disclosed on page F-14, your Commercial Lending reporting unit has been the principal driver of your negative operating results and as of December 31, 2009 the fair value of this reporting unit was approximately 10% of its carrying amount. Presumably if any goodwill had been allocated to this reporting unit, there is a high likelihood it would be impaired based on the current performance of the unit. With this in mind, please provide us with the following:

   - Provide us with a detailed analysis of how you assigned goodwill to each of your reporting units, including how you applied the guidance in paragraphs 39 – 44 of ASC 350-20-35;
   - It appears that the majority of your goodwill resulted from your 2003 acquisition of GBC Bancorp. Given the significant amount of commercial loans acquired from GBC, tell us how you determined not to assign any of the goodwill from this acquisition to your Commercial Lending reporting unit;
   - Tell us whether you have ever reorganized your reporting structure in a manner that impacted your reporting units and if so how the goodwill was reassigned; and
   - If not, tell us if you have reassigned your goodwill among your reporting units for any other reason since the goodwill was originally assigned.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Mark Thomas, Senior Staff Accountant, at 202-551-3452, or to Angela Connell, Senior Staff Accountant, at 202-551-3426. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By FAX: Heng W. Chen
         FAX number 626-279-3669